SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  19 December  2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Disposal

Exhibit No: 99.1

IHG ANNOUNCES DISPOSAL OF 80% INTEREST IN
INTERCONTINENTAL NEW YORK BARCLAY

19 December 2013 - InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces that Constellation Barclay Holding US, LLC, which is an affiliate of Constellation Hotels Holding Limited, has agreed to acquire an 80% interest in a joint venture with IHG to own and refurbish the InterContinental New York Barclay (the "Hotel"). The 80% interest will be acquired for gross cash proceeds of $240m, which values the Hotel at $300m prior to refurbishment. IHG will hold the remaining 20% interest.

IHG has secured a 30 year management contract on the Hotel, commencing in 2014, with two ten year extension rights at IHG's discretion, giving an expected contract length of 50 years.
Constellation Barclay Holding US, LLC and IHG have agreed to invest through the joint venture in a significant refurbishment, repositioning and extension of the Hotel. This is expected to commence in 2014 and will take place over a period of approximately 18 months.

The Hotel was opened in 1926 and the freehold has been wholly owned by IHG since 1998. In 2012 the Hotel generated revenues of $75m and EBIT of $16m.

The transaction is expected to complete in the first quarter of 2014, subject to the satisfaction of certain standard conditions. The proceeds will be used for general corporate purposes.

Richard Solomons, Chief Executive of IHG, commented:

"InterContinental New York Barclay is an iconic hotel in one of the world's iconic cities. Today's announcement demonstrates the enduring strength of the InterContinental brand and deepens IHG's relationship with Constellation Hotels, a highly respected owner. We are delighted to be working in partnership with them to manage and extensively refurbish and reposition the hotel. The result, in what is a prime location in New York, will be a fantastic InterContinental brand presence for IHG in one of the world's leading hotel markets."

Transaction Details:
1. The investor is Constellation Barclay Holding US, LLC.
2. The Hotel has 685 guest rooms, including 86 suites.
3. The net book value of the Hotel was $226m as at 30 June 2013.
4. The transaction is for Constellation Barclay Holding US, LLC to acquire an 80%   interest in 111 East 48th Street Holdings LLC, the entity holding the Hotel. IHG will  retain a 20% interest.
5. IHG's dilution will be accounted for as a deemed disposal giving rise to an estimated group reported exceptional pre-tax profit of c.$100m, with an exceptional non-cash tax charge estimated at c.$60m.
6. Net cash proceeds are expected to be c.$225m after estimated transaction costs of  c.$15m. No cash tax is expected to be payable as a result of this transaction.
7. Refurbishment costs are expected to be c.$175m and under the terms of the arrangement IHG will contribute 20% of this. This investment will be in addition to IHG's existing capital expenditure guidance.
8. Once the refurbishment is complete, management fees are currently expected to be c.$7m per annum. In addition IHG will receive a share of profits or losses under the  terms of the joint venture arrangement.

For further information please contact:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176
Media Relations (Yasmin Diamond; Zoë Bird): +44 (0)1895 512008

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 76 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet for Elites across all hotels, globally.

IHG franchises, leases, manages or owns over 4,600 hotels and 679,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	19 December 2013